UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

The Annual General Meeting of Shareholders of Tremor International Ltd. (the “Company”), will be held on Wednesday, December 27, 2023, at 12:30 pm (Israel time), at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv 6789124, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

Exhibit 99.1	Shareholders Circular and Notice of Annual General Meeting of the Company, dated November 22, 2023
Exhibit 99.2	Form of Proxy for Shareholders
Exhibit 99.3	Form of Direction for DI Holders
Exhibit 99.4	Depositary’s Notice of Annual General Meeting of the Company
Exhibit 99.5	Depositary DR Voting Card for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tremor International Ltd.

By: /S/ Sagi Niri
Name: Sagi Niri
Title: Chief Financial Officer

Date: November 22, 2023

Exhibit List

Exhibit 99.1	Shareholders Circular and Notice of Annual General Meeting of the Company, dated November 22, 2023
Exhibit 99.2	Form of Proxy for Shareholders
Exhibit 99.3	Form of Direction for DI Holders
Exhibit 99.4	Depositary’s Notice of Annual General Meeting of the Company
Exhibit 99.5	Depositary DR Voting Card for ADS Holders